As filed with the Securities and Exchange Commission on November 14, 2005
Securities Act File No. 333-52372 Investment Company Act File No. 811-09229

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Under Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. )

Merrill Lynch Senior Floating Rate Fund II, Inc. (Name of Issuer)

Merrill Lynch Senior Floating Rate Fund II, Inc. (Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

59021M 10 2 (CUSIP Number of Class of Securities)

Robert C. Doll, Jr.
Merrill Lynch Senior Floating Rate Fund II, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Thomas R. Smith, Jr., Esq. Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019-6018	Andrew J. Donohue, Esq. Fund Asset Management, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011
CALCULATION OF FILING FEE

Transaction Valuation: $73,275,000	Amount of Filing Fee: $14,655

*	Calculated as the aggregate maximum purchase price to be paid for (i) 7,500,000 shares in the offer, based upon the net asset value per share ($9.77) on November 10, 2005.
**	Calculated as 1/50th of 1% of the Transaction Valuation.
| |	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	| |	third-party tender offer subject to Rule 14d-1.
	|X|	issuer tender offer subject to Rule 13e-4.
	| |	going-private transaction subject to Rule 13e-3.
	| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Combined Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Merrill Lynch Senior Floating Rate Fund II, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation. The Fund is structured as a “feeder” fund that invests its assets in Master Senior Floating Rate Trust (the “Trust”). Merrill Lynch Senior Floating Rate Fund, Inc. (“Senior Floating Rate I”) is also a “feeder” fund that invests its assets in the Trust. Each of Senior Floating Rate I and the Trust has the same investment objective as the Fund. All portfolio investments for the Fund and Senior Floating Rate I are made at the Trust level. This structure is sometimes called a “master/feeder” structure. For simplicity, the terms “the Funds” or “each Fund” may be used to refer to both the Fund and Senior Floating Rate I. The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is (609) 282-2800.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”), of the Fund. As of October 31, 2005 there were approximately 35 million Shares issued and outstanding. The Fund has been informed that no Director, officer or affiliate of the Fund and that no Trustee, officer or affiliate of the Trust intends to tender Shares pursuant to the Offer (defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own Shares. The Trust will repurchase interests in the Trust equivalent in value to the value of the Shares tendered to the Fund by stockholders. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Fund is seeking tenders for 7,500,000 Shares (the “Offer”).
	(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, less any “Early Withdrawal Charge”, upon the terms and subject to the conditions set forth in the Combined Offer to Purchase dated November 14, 2005 (the “Combined Offer to Purchase”). The Combined Offer to Purchase contains both the Fund’s Offer to Purchase (the “Offer”) and Senior Floating Rate I’s Offer to Purchase. Neither Offer to Purchase is contingent upon the other. A copy of each of the Combined Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(iii)	The Offer is scheduled to expire on December 13, 2005, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares”, Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(iv)	Not applicable.
	(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which are incorporated herein by reference.

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	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		The Fund has been informed that no Directors, officers or affiliates of the Fund, and that no Trustees, officers or affiliates of the Trust, intend to tender Shares pursuant to the Offer.
(c)-(f)		Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) Neither the Fund nor the Trust knows of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Trust, any of the Fund’s or the Trust’s executive officers or directors, any person controlling the Fund or the Trust or any executive officer or director of any corporation ultimately in control of the Fund or the Trust and any person with respect to any securities of the Fund or the Trust (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 7 “Purpose of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund is a “feeder” fund that invests its assets in the Trust. The Trust has the same investment objective as the Fund. All investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure. Neither the Fund nor the Trust has any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Trust; (2) a purchase, sale or transfer of a material amount of assets of the Trust; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors/trustees or management of the Fund or the Trust, including but not limited to, any plans or proposal to change the number or the term of directors/trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Trust’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Trust to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Trust becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Trust’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Trust or the disposition of securities of the Fund or the Trust; or (10) any changes in the Fund’s or the Trust’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Trust.

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Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Neither the Fund nor the Trust holds any Shares in Treasury. To the knowledge of the Fund, none of the directors or executive officers of the Fund owned any Fund shares as of October 31, 2005.

(b) Reference is made to Section 11 “Certain Information About each Fund” of the Combined Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund or the Trust, any executive officer or director of the Fund or the Trust, any person controlling the Fund or the Trust, any executive or director of any corporation ultimately in control of the Fund or the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Shares, the Fund has sold approximately 793,600 shares at a price equal to NAV on the date of each such sale. The Trust issues beneficial interests to the Fund, Senior Floating Rate I and other feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of shares of the Fund and other feeder funds sold to the public. Within the past 60 business days, the Trust has issued approximately $11.1 million aggregate amount of beneficial interests.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Combined Offer to Purchase.

(b) Not applicable.

Item 10. Financial Statements.

(a) The Fund’s financial statements for the fiscal years ended August 31, 2004 and 2005, and the Trust’s financial statements for the fiscal years ended August 31, 2004 and 2005 have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s and the Trust’s financial statements, are included in the Fund’s 2004 and 2005 Annual Reports respectively, which are incorporated herein by reference.

(b) Not applicable.

(c) Reference is hereby made to Section 10 “Summary of Selected Financial Information” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.

(a)	(1)	None.
	(2)	None.
	(3)	Not Applicable.
	(4)	Not Applicable.
	(5)	None.
(b)		The Combined Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)	(1)	(i)	Advertisement to be printed in The Wall Street Journal.
		(ii)	Combined Offer to Purchase.

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		(iii)	Form of Letter of Transmittal.
		(iv)	Letter to stockholders.
(a)	(2)-(4)		Not Applicable.
(a)	(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2004.*
		(ii)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2005.**
		(iii)	Audited Financial Statements of the Trust for the fiscal year ended August 31, 2004.*
		(iv)	Audited Financial Statements of the Trust for the fiscal year ended August 31, 2005.**
		(v)	Consent of Deloitte & Touche LLP.
(b)		(i)	Form of Amended and Restated Credit Agreement between the Trust, a syndicate of banks and certain other parties.***
		(ii)	Form of Second Amended and Restated Credit Agreement between the Trust, a syndicate of banks and certain other parties.#
		(iii)	Form of Third Amended and Restated Credit Agreement among the Trust, a syndicate of banks and certain other parties.##
		(iv)	Form of Fourth Amended and Restated Credit Agreement among the Trust, a syndicate of banks and certain other parties.###
		(v)	Form of Fifth Amended and Restated Credit Agreement among the Trust, a syndicate of banks and certain other parties.†
(d)			Not applicable.
(g)			Not applicable.
(h)			Not applicable.

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2004 on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on October 29, 2004.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2003 on form N-CSR as filed with the SEC on October 31, 2005.
***	Incorporated by reference to Exhibit (b) of the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 811-5870), filed with the SEC on December 14, 2000.
#	Incorporated by reference to Exhibit (b)(2) of the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 811-5870), filed with the SEC on December 14, 2001.
##	Incorporated by reference to Exhibit (b)(3) of the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on December 13, 2002.
###	Incorporated by reference to Exhibit 8(c)(4) to Post Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.
†	Incorporated by reference to Exhibit 8(c)(5) to Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on January 14, 2005.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

By:	/s/ DONALD C. BURKE (Donald C. Burke, Vice President and Treasurer)

November 14, 2005

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST

By:	/s/ DONALD C. BURKE (Donald C. Burke, Vice President and Treasurer)

November 14, 2005

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Combined Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Stockholders.
(a)(5)(v)	Consent of Deloitte & Touche LLP.